SKADDEN, ARPS, SLATE, MEAGHER & FLOM
DIRECT DIAL +852 3740 4863 DIRECT FAX +852 3910 4863 EMAIL ADDRESS JULIE.GAO@SKADDEN.COM PARTNERS	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO
JOHN ADEBIYI ♦		WASHINGTON, D.C.
CHRISTOPHER W. BETTS EDWARD H.P. LAM ♦* CLIVE W. ROUGH ♦ JONATHAN B. STONE *		WILMINGTON BEIJING BRUSSELS
ALEC P. TRACY *		FRANKFURT
♦ (ALSO ADMITTED IN ENGLAND & WALES)		LONDON
* (ALSO ADMITTED IN NEW YORK)		MOSCOW
MUNICH
REGISTERED FOREIGN LAWYERS		PARIS
WILL H. CAI (CALIFORNIA)	CONFIDENTIAL	SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
BRADLEY A. KLEIN (ILLINOIS)		SHANGHAI
RORY MCALPINE (ENGLAND & WALES)		SINGAPORE
GREGORY G.H. MIAO (NEW YORK)	March 31, 2015	SYDNEY
ALAN G. SCHIFFMAN (NEW YORK)		TOKYO
TORONTO

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Secoo Holding Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) in the United States via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years ended December 31, 2012 and 2013, and unaudited interim consolidated financial statements as of September 30, 2014 and each of the nine-month periods ended September 30, 2013 and 2014.

As an “emerging growth company” defined in the JOBS Act, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2012 and 2013 and the nine-month periods ended September 30, 2013 and 2014, and omitted the selected financial information as of and for the years ended December 31, 2009, 2010 and 2011.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

The Company has submitted the same waiver request to the Office of the Chief Accountant of the Commission on March 24, 2015 and included certain representations in the request.  The Company will publicly file the waiver request as an exhibit to the registration statement.

The Company will include the audited financial statements for the year ended December 31, 2014 in the registration statement before the offering is launched.

*                                         *                                         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Amanda Zhang, by telephone at +86-10-6533-2098, or via e-mail at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Director and Chief Executive Officer, Secoo Holding Limited

John Yijia Bi, Chief Financial Officer, Secoo Holding Limited

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Shearman & Sterling LLP